Exhibit 3

February 27, 2013

Board of Directors
President and CEO
Equal Energy, Ld.
500 Fourth Avenue SW
Suite 2700
Calgary, AB t2P 2V6 Canada

Gentlemen:

On behalf of Montclair Energy, we are pleased to present you with this offer for all of the current outstanding shares of Common Stock of Equal Energy Ltd. (“Equal” or the “Company”). We believe this offer is compelling in its valuation, simplicity and speed. The intention is to allow the shareholders of Equal to achieve a lucrative, swift and complete exit from their holdings in the Company at an attractive price.

We believe the offer represents a substantial premium to the stock price one week and one month ago, is in line with the premiums paid in recent industry transactions and approximates the highest price paid for the stock in over 90% of the trades this year.

This non-binding offer (this “Letter”) outlines the preliminary basis upon which Montclair Energy or an affiliate formed and capitalized for the purpose of completing this acquisition (the “Purchaser”), would pursue a potential acquisition (such acquisition, the “Proposed Transaction”) of up to 100% of the issued and outstanding equity of Equal. Equal and Purchaser are sometimes referred to in this Letter individually as a “Party” and collectively, as the “Parties.” The terms of this Letter are not comprehensive and additional terms and conditions will be incorporated into definitive documentation necessary to consummate the Proposed Transaction. This Letter is not binding on the Parties and merely evidences the non-binding intent of the Purchaser to discuss the terms on which the Parties may be willing to enter into the Proposed Transaction, as follows:

1.	Proposed Transaction. Purchaser would acquire 100% of the issued and outstanding equity of Equal through an acquisition by, or merger of Equal into, the Purchaser. The Proposed Transaction is anticipated to be consummated on or before June 30, 2013. The Purchaser will assume or refinance all outstanding indebtedness of Equal at the consummation of the Proposed Transaction.

2.	Consideration. Purchaser would acquire Equal common shares for a per share purchase price of $4.00 representing an aggregate purchase price of $140,321,800 million payable in cash at the closing of the Proposed Transaction (the “Closing”). Existing warrants with an exercise price below the per share purchase price will be cashed out at their aggregate value in excess of their exercise price; all other warrants will be cancelled.

3940 Montclair Road, Suite 500 • Birmingham, AL 352I3
205.803.0034 Phone • 205.803.0038 Fax

3.	Equity and Debt Financing. The Proposed Transaction will be financed with equity and debt financing. Purchaser would commit all required equity financing for the Proposed Transaction. Purchaser has engaged Lampert Debt Advisors to assist in arranging the required debt financing for the transaction.

4.	Management. Certain members of senior management will be offered employment agreements in connection with the the consummation of the Proposed Transaction. Company management would be granted certain stock options or appreciation rights for continuing services to the Company and its overall operations. The terms of the stock option plan and the structure of the employment agreements would be developed during the due diligence phase of the Proposed Transaction. We would negotiate the terms of the employment agreements with key management members prior to the execution and delivery of the Definitive Agreements.

5.	Structure. Purchaser would be controlled by affiliates of Montclair Energy, Ltd. The exact structure of the Proposed Transaction will be mutually agreed upon and will, subject to the completion of due diligence, take into account Purchaser’s and Seller’s tax and regulatory considerations.

6.	Strategic Rationale. With the completion of the Company’s restructuring initiatives, the concentration of assets in the United States and the reduced scale of operations, we believe there is no longer a compelling basis for the Company to remain public. Furthermore, we believe as private company, unfettered by the public market’s reaction to short-term earnings performance, the Company’s resource base can be more strategically exploited. In addition, we are confident this transaction presents the shareholders with a significant opportunity to harvest a gain on their stock and achieve complete liquidity not otherwise available to the Company’s largest shareholders.

7.	Conditions. The signing of documentation in respect of the Proposed Transaction is subject to (i) the negotiation (to Purchaser’s and the Company’s satisfaction) of the Definitive Merger Agreement, (ii) successful completion of Purchaser’s due diligence, (iii) negotiation (to Purchaser’s and management’s satisfaction) of key management equity, non-compete and employment agreements, (iv) the receipt of debt financing commitments satisfactory to Purchaser.

8.	Confidentiality. This Letter and all terms described herein are, and shall remain, confidential and no Party shall disclose to anyone (i) the existence of this Letter or the Proposed Transaction, (ii) the fact that (a) any confidential information has been disclosed, inspected, or otherwise made available or (b) discussions or negotiations are taking place or have taken place pursuant to this Letter or the Proposed Transaction, or (iii) any of the terms, conditions, or other facts with respect to this Letter and the Proposed Transaction, including the status of this Letter and the Proposed Transaction, except (a) to a party’s employees and professional advisors who have a need to know for purposes of evaluating or consummating the Proposed Transaction or (b) as may be required by law, rule, or regulation or as may be requested by a regulatory authority with competent jurisdiction. In this connection, no Party shall make any public disclosure, or issue any press release, regarding this Letter or the Proposed Transaction, without having first obtained the prior express written consent of the other Parties.

9.	Costs. Each Party shall be solely responsible for such Party’s expenses (including expenses of legal counsel, accountants, and other advisors) incurred at any time in connection with, or relating to the Proposed Transaction.

10.	Advisors. Montclair has engaged Lampert Advisors, LLC to act as its financial advisor in connection with the Proposed Transaction and to assist in arranging the necessary debt financing.

11.	Due Diligence and Negotiation of Documentation. Upon review and the decision to proceed, the Parties will expeditiously proceed to convert the terms of this offer into a Letter of Intent (“LOI”) that will reflect the essence of this offer and the modifications to the terms necessary to make it acceptable to the Board of Directors of and shareholders of Equal. Following execution of the LOI, the Company will provide the Purchaser and its representatives with access to the books, records, financial statements, contracts, employees, auditors and other information relating to Equal as the Purchaser may reasonably request. The Purchaser will have 45 days to complete its due diligence (the “Due Diligence Period”). During the Due Diligence Period, the parties will use their best efforts to negotiate the Definitive Merger Agreement with a view to signing upon the satisfactory completion of due diligence but in no event later than 60 days from the date the LOI is executed.

12.	Exclusivity Period. From the date of the execution of the LOI to the date of the Closing (the “Exclusivity Period”), Equal agrees not to, and shall cause its agents, representatives, affiliates and any other person or entity acting on its behalf not to, directly or indirectly, engage in any discussions with, or solicit, encourage, or otherwise facilitate offers or proposals from, any other third party, and to immediately terminate any previously active discussions or other communications, concerning any potential investment in, or purchase of, Equal. If Equal receives an unsolicited offer for an alternative transaction (“Alternative Transaction”) during the Exclusivity Period but prior to the execution of the Definitive Agreement, and thereafter determines it is in the shareholders’ best interest to pursue an agreement with such offeror of an Alternative Transaction, Equal shall reimburse the Purchaser’s reasonable, documented fees and expenses plus a break-up fee of $1.5 million, payable simultaneously with the decision to pursue the Alternative Transaction. The Definitive Agreement will provide that, if an Alternative Transaction is proposed and a determination to terminate the Definitive Agreement is made in order to pursue such Alternative Transaction, Equal shall reimburse the Purchaser’s reasonable, documented fees and expenses plus a topping fee of $3.0 Million. Notwithstanding the foregoing and consistent with the Equal Board of Directors’ fiduciary obligations, no Alternative Transaction will be considered by Equal unless the offer price is at least 110% of the price per share to be paid by the Purchaser.

13.	Cooperation. In addition, the parties will work together to prepare the proxy materials, marketing materials and other materials to be mailed to the Company’s stockholders or filed with the SEC upon or following the execution of the Definitive Agreement

14.	Non-Binding Letter; Definitive Merger Agreement. This Letter is intended to be, and shall be construed only as a letter summarizing the Purchaser’s offer and is not a complete statement of an agreement to undertake the Proposed Transaction. The respective rights and obligations of the Parties (and any other necessary parties) relative to the Proposed Transaction remain to be negotiated and set forth in definitive, legally binding transaction agreements, including the Letter of Intent and the Definitive Merger Agreement. Accordingly, it is expressly acknowledged and agreed that no liability or obligation of any nature whatsoever is intended to be created under this Letter.

We are pleased to present you with this offer; one that we believe is in the best interests of the shareholders to accept. If you have any questions regarding the foregoing, feel free to call me.

Yours very truly,

/s/ W. Cobb Hazelrig

W. Cobb Hazelrig, Partner